Western & Southern

Financial Group®

June 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Touchstone ETF Trust (the "Registrant")

Registration Statement on Form N-14

To the Commission:

400Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

On behalf of the Registrant, electronically transmitted herewith is the Registrant's Registration Statement on Form N-14 relating to the issuance of common shares in connection with the reorganization of Touchstone Dynamic Allocation Fund, a mutual fund series of Touchstone Strategic Trust, into Touchstone Dynamic International ETF, a newly-formed shell ETF series of the Registrant. The Registration Statement is intended to become effective on July 14, 2023 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please contact the undersigned at (513) 357-6029 or Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053 if you have any questions or comments concerning the filing.

Sincerely,

/s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz Senior Counsel & Secretary

Enclosures